

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 4, 2011

Via Mail and Facsimile (852) 2199-8445
Lai Ni Quiaque
Chief Financial Officer
City Telecom (H.K.) Limited
12th Floor, Trans Asia Centre
No. 18 Kin Hong Street
Kwai Chung, New Territories
Hong Kong

> **Re: City Telecom (H.K.) Limited**
> **Form 20-F for the fiscal year ended August 31, 2010**
> **Filed December 17, 2010**
> **File No. 000-30354**

Dear Mr. Lai:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director